14007759

2013

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Received SEC
JUN 25 2014
Washington, DC 20549

FORM 11-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2013

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to _______

Commission file number 333-151440

United States Steel Corporation

Savings Fund Plan for Salaried Employees
(Full title of the Plan)

United States Steel Corporation
600 Grant Street
Pittsburgh, PA 15219-2800

(Name of issuer of securities held pursuant to plan and the address of its principal executive offices)

INDEX

The Corporation

Required Information: Page

The Corporation

United States Steel Corporation is a Delaware corporation. It has executive offices at 600 Grant Street, Pittsburgh, PA 15219-2800. The terms "Corporation," "Company" and "United States Steel" when used herein refer to United States Steel Corporation or United States Steel Corporation and subsidiaries as required by the context. The term "Plan" when used herein refers to United States Steel Corporation Savings Fund Plan For Salaried Employees.

United States Steel Corporation Savings Fund Plan for Salaried Employees

Financial Statements and Supplemental Schedules
December 31, 2013 and 2012

United States Steel Corporation
Savings Fund Plan for Salaried Employees
Index
December 31, 2013 and 2012

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted as they are not applicable.

pwc

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
United States Steel Corporation Savings
Fund Plan for Salaried Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of United States Steel Corporation Savings Fund Plan for Salaried Employees (the "Plan") at December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, line 4i- Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
June 23, 2014

PricewaterhouseCoopers LLP, 600 Grant Street, Pittsburgh, PA 15219
T: (412) 355 6000, F: (412) 355 8089, www.pwc.com/us

UNITED STATES STEEL CORPORATION SAVINGS FUND PLAN FOR SALARIED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	December 31, 2013	December 31, 2012
Assets		
Investments:		
Investments at fair value *(see Notes 9 and 12)*	$ 1,110,614	$ 959,071
Receivables:		
Notes receivable from participants	14,388	13,869
Investment sales	625	210
Total assets	1,125,627	973,150
Net assets available for benefits at fair value	1,125,627	973,150
Adjustment from fair value to contract value for fully benefit-responsive investment contracts *(Note 2a)*	(3,584)	(7,220)
Net assets available for benefits	$ 1,122,043	$ 965,930

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	Year Ended December 31, 2013	Year Ended December 31, 2012
Additions		
Earnings on investments:		
Interest	$ 3,933	$ 4,848
Dividends	23,582	13,905
Net appreciation in fair value of investments *(see Note 11)*	141,508	62,364
	169,023	81,117
Contributions:		
Received from:		
Employers (see Note 1)	38,699	35,404
Participants (including rollovers)	65,712	45,201
Total additions	273,434	161,722
Deductions		
Benefit payments directly to participants or beneficiaries	117,652	84,975
Administrative expenses	119	104
Total deductions	117,771	85,079
Net additions	155,663	76,643
Net transfers to the plan *(see Note 4)*	450	631
Net assets available for benefits:		
Beginning of year	965,930	888,656
End of year	$ 1,122,043	$ 965,930

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

1. ***Plan description*** – The following description provides general information regarding the United States Steel Corporation Savings Fund Plan for Salaried Employees (the Plan), a defined contribution plan which covers substantially all domestic non-union salaried employees of United States Steel Corporation (the Company or the Plan Sponsor) and designated Employing Companies, excluding employees with less than one month of service. For otherwise eligible employees hired on or after January 1, 2013, eligibility begins in the month following the month of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the Summary Plan Description and the Plan Text for a complete description of the Plan. These documents are available from the United States Steel and Carnegie Pension Fund (the Plan Administrator).

   a. ***Contributions*** - Eligible employees may save from 1 percent to 16 percent of base salary (35 percent if annual base salary in the immediately preceding year is equal to or less than the threshold amount for determining highly compensated employees for the year preceding the year in which savings occur) in half percent increments on a pre-tax basis, an after-tax basis or a combination of both. Other qualified plan limits include:

	2013	2012
Dollar Limit on IRC Sec. 401(k) pre-tax contributions	$ 17,500	$ 17,000
Dollar Limit on IRC Sec. 414(v) catch-up contributions	$ 5,500	$ 5,500
Maximum covered compensation[IRC 401(a)(17)]	$255,000	$250,000
Highly Compensated Employee Definition	$115,000	$115,000

Participation in the Plan is voluntary. The Plan does have an auto-enrollment feature where eligible employees are automatically enrolled in the Plan at a pre-tax contribution percentage of 3 percent per pay period, unless they make an affirmative election not to contribute to the Plan or to contribute a different percentage. Additionally, the Plan has an auto-escalation feature where the initial 3 percent pre-tax contribution percentage will automatically increase by 1 percent on the enrollment anniversary date each year until the contribution percentage reaches 6 percent. Participants may, at any time, change their contribution percentage or suspend any future deductions from their pay. The auto-escalation feature is available to all participants, even if they were not automatically enrolled.

Savings on the first six percent of base salary are matched by company contributions on a dollar-for-dollar basis; however, company contributions for the first two percent of base salary are available for matching only on pre-tax savings (waived after the annual pre-tax savings limit for the year is reached). Matching company contributions, which vest when a participant attains three years of continuous service, are initially invested in United States Steel Corporation common stock, whereas each participating employee has the option of having savings invested in full increments of 1 percent among twenty active investment options (as of December 31, 2013), which are listed in Note 11 (also, see Notes 1(f), 3 and 9). Participants may also contribute amounts representing the direct rollover of pre-tax funds from a qualifed retirement plan sponsored by an active employee's immediately preceding employer or a conduit IRA, or from a qualified defined benefit pension plan of an Employing Company. All investments are participant directed.

Effective June 30, 2011, as a result of the Board of Directors of Marathon Oil Corporation (MOC) approving a spin-off of its downstream operations to a new company, Marathon Petroleum Corporation (MPC), MOC distributed one share of MPC stock for every two shares of MOC stock. This transaction only affected employees who had existing shares of MOC stock in their Plan account. MPC stock was approved as a passive investment option in the Plan to hold shares of MPC spun-off by MOC. MOC common stock held in the Marathon Stock Fund and MPC common stock held in the Marathon Petroleum Stock Fund remain as options in the Plan but are closed to new investments. Participants are prohibited from purchasing additional shares of the Marathon Stock Fund and Marathon Petroleum Stock Fund, but continue to have the option to hold, sell, or withdraw their investment in the respective fund. Dividends from such shares continue to be reinvested in their respective fund shares.

Separate investment elections cannot be made with respect to pre-tax savings, after-tax savings, and catch-up contributions in the Plan. All contributions are deposited in the trust on a monthly basis (more frequently in the case of employee contributions for eligible employees paid on a more frequent basis). Monies deposited are reinvested by Fidelity Management Trust Company ("the Trustee") in the investment options specified except that a portion of the assets in certain investments is held as interest-bearing cash to enable the processing of participant transfers on a daily basis.

Eligible employees under the Plan also participate in a non-contributory defined contribution Retirement Account maintained under the Plan if they are not accruing continuous service for benefit accrual purposes under the United States Steel Corporation defined benefit pension plan. With respect to the defined contribution Retirement Account component, the Company makes contributions, depending on age and base salary, to the employee's account on a monthly basis. Percentages are based upon the age of the participant as of the first day of the month and eligible salary at the time of the contribution, as noted below:

Age	Percentage of Monthly Base Salary
Less than 35	4.75%
35 to less than 40	6.00%
40 to less than 45	7.25%
45 and above	8.50%

Participants become fully vested in the value of the Retirement Account after attaining three years of continuous service.

b. ***Payment of benefits*** - Unmatched after-tax savings can be withdrawn at any time. Pre-tax savings and earnings thereon are available only for withdrawal at termination of employment or age 59½, except under certain financial hardship conditions. Vested company contributions and earnings are available for withdrawal, upon vesting, except that vested company contributions and a participant's matched after-tax savings cannot be withdrawn within 24 months after the contribution is made. A participant who terminates employment for any reason, and who, on the effective date of termination, had three or more years of continuous service, is entitled to receive his or her entire account balance, including all company contributions. A participant who terminates employment for any reason with less than three years of continuous service will forfeit nonvested company contributions unless termination is by reason of permanent layoff, total and permanent disability, involuntary termination of employment under circumstances which would qualify the participant for benefits under the United States Steel Corporation Supplemental Unemployment Benefit Program for Non-Union Employees, or death. Forfeiture occurs as of the date on which the participant (i) incurs five consecutive one year breaks in continuous service, or (ii) if earlier, receives a distribution of the entire vested portion of his account. Effective November 22, 2013, the Plan was amended to provide for immediate vesting of matching company contributions and Retirement Account Contributions upon involuntary termination of employment under circumstances which qualify for benefits under the United States Steel Corporation Supplemental Unemployment Benefit Program.

c. ***Forfeited accounts*** - Any forfeited nonvested company contributions ($590,436 in 2013 and $317,436 in 2012), from either matching company contributions or Retirement Account contributions, are credited to the Company and applied to reduce any subsequent company contributions required under the Plan. In 2013 and 2012, company contributions were reduced by $690,352 and $393,547, respectively, from forfeited nonvested accounts.

d. ***Participant accounts*** - Under the investment transfer provisions, a participant can elect to transfer funds (including matching company contributions) between investments on a daily basis. Transfer requests made before the time that markets close on a day stock markets are open are processed after markets close that same day. All other transfer requests are processed after markets close on the next day that the stock markets are open. Transfers are permitted on a daily basis but may be subject to fund specific restrictions and limited by other pending transfers. Fund restrictions include short-term trading fees for four investment options:

1) Fidelity Diversified International Fund charges a fee equal to 1% of the value sold when selling shares after holding them less than 30 days.
2) Fidelity Low-Priced Stock Fund charges a fee equal to 1.5% of the value sold when selling shares after holding them less than 90 days.
3) Fidelity Real Estate Investment Portfolio charges a fee equal to 0.75% of the value sold when selling shares after holding them less than 90 days.
4) T. Rowe Price Emerging Markets Stock Fund charges a fee equal to 2% of the value sold when selling shares after holding them less than 90 days.

In addition, Fidelity has implemented an excessive trading policy in the mutual funds it offers under the Plan that also applies to certain non-Fidelity funds at the request of the applicable fund manager or plan sponsor. Effective July 1, 2012, final regulations under ERISA section 408(b)(2) requires Fidelity to disclose to participants the following information: 1) a description of any compensation that will be charged directly against the amount invested in connection with the acquisition, sale, transfer of, or withdrawal from an investment; 2) a description of the annual operating expenses if the return is not fixed; and 3) a description of any ongoing expenses in addition to annual operating expenses. This communication must be provided annually no later than August 30.

All or part of the taxable portion of a lump-sum distribution from the United States Steel Corporation qualified defined benefit retirement plan may be rolled over into a participant's account within 60 days following receipt of the distribution. Active employees may also roll over assets from the qualified plans of their immediately preceding employer (or from a conduit IRA solely containing such assets and earnings). Rollovers into the Plan for 2013 and 2012 totaled $30.2 and $11.3 million, of which $29.1 amd $9.3 million were transferred from the United States Steel Corporation Plan for Employee Pension Benefits, respectively.

e. ***Notes receivable from participants*** - The loan program enables participants to borrow up to 50 percent of the value of their vested account (other than the Retirement Account) subject to certain provisions. The maximum loan amount is $50,000 and the minimum loan amount is $500. Repayments of loans are made in level monthly installments over a period of not less than twelve months nor more than 60 months. A maximum of two loans can be outstanding at any one time. The interest rate on loans is the rate charged on fully secured loans by the USX Federal Credit Union plus one-half of one percent and remains fixed for the duration of the loan (4.25 to 6.00 percent in 2013 and 4.25 to 8.25 percent in 2012). Prepayment of the entire outstanding loan can be made at any time without penalty. When payments are not timely received, the loan amount outstanding at that time becomes subject to taxation. Loans are recorded at net realizable value in the financial statements.

f. ***Investment options*** – The Plan offers the following twenty active investment options:

Federated U.S. Treasury Cash Reserves – Institutional Shares– A money market mutual fund that seeks to provide income, consistent with preservation of principal and liquidity. The fund invests only in a portfolio of short-term U.S. Treasury securities that pay interest exempt from state personal income tax.

Fidelity Managed Income Portfolio II – Class 3 – A portfolio that seeks to preserve the principal investment while earning interest income. The fund invests in benefit-responsive investment contracts issued by insurance companies and other financial institutions, fixed-income securities, and money market funds.

Fidelity Freedom Index Income Fund – Class W – A fund that seeks to provide high current income and some capital appreciation for those already in retirement. The fund allocates assets among underlying Fidelity funds according to a stable target asset allocation strategy of approximately 15% in domestic equity funds, 5% in international equity funds, 40% in bond funds, and 40% in short-term funds.

Vanguard Inflation-Protected Securities Fund – Institutional Shares – A bond mutual fund that seeks to provide investors inflation protection and income consistent with investment in inflation-indexed securities. The fund primarily invests in inflation-indexed bonds issued by the U. S. government, its agencies and instrumentalities, and corporations.

Spartan U.S. Bond Index Fund – Institutional Class - An income mutual fund that seeks to provide investment results that correspond to the total return of the bonds in the Barclays U. S. Aggregate Bond Index. The fund normally invests at least 80% of its assets in bonds included in the Barclays U. S. Aggregate Bond Index.

Fidelity Contrafund – Class K– A growth mutual fund that seeks to provide capital appreciation. The fund primarily invests in common stocks. The fund may invest in securities of domestic and foreign issuers whose value the fund's manager believes is not fully recognized by the public.

Vanguard Windsor II Fund – Admiral Shares - A large value fund that seeks to provide long-term capital appreciation and income. The fund invests mainly in medium and large-sized companies whose stocks are considered by the fund's advisors to be undervalued.

Fidelity Low-Priced Stock Fund - Class K- A growth mutual fund that seeks to provide capital appreciation. The fund normally invests at least 80% of its assets in low-priced stocks (at or below $35 per share) that can lead to investments in small and medium sized companies.

Spartan 500 Index Fund - Institutional Class - An index mutual fund that seeks to provide investment results that correspond to the total return performance of common stocks publicly traded in the United States. The fund normally invests at least 80% of its assets in common stocks included in the S&P 500 Index.

Morgan Stanley Institutional Mid Cap Growth Portfolio – Class I - The Mid Cap Growth Portfolio is managed by Morgan Stanley Investments LP, a division of Morgan Stanley Dean Witter Investment Management. The fund normally invests at least 80% of assets in common stocks of mid cap companies. It seeks to invest in high-quality companies it believes have sustainable competitive advantages and the ability to redeploy capital at high rates of return. The fund may invest up to 25% of its net assets in securities of foreign issuers, including issuers located in emerging markets or developing countries.

Vanguard Explorer Fund – Admiral Shares - A small growth fund that seeks to provide long-term capital appreciation. The fund invests in a diversified group of small-company stocks with prospects for above-average growth.

Fidelity Diversified International Fund - Class K - A growth fund that invests internationally and seeks to provide capital growth. This fund normally invests primarily in foreign securities.

T. Rowe Price Emerging Markets Stock Fund - The fund invests at least 80% of assets in emerging market companies. It invests primarily in common stocks and may purchase the stocks of companies of any size.

Fidelity Real Estate Investment Portfolio - A growth and income mutual fund that seeks to provide above-average income and long-term capital growth. The fund normally invests 80% of its assets in domestic and foreign equity securities of companies principally engaged in the real estate industry.

Fidelity Freedom Index 2010 Fund - Class W - An asset allocation mutual fund that seeks to provide high total returns for those planning to retire around 2010. The fund allocates assets among underlying Fidelity funds according to an asset allocation strategy that becomes increasingly conservative until it reaches approximately 15% in domestic equity funds, 5% in international equity funds, 40% in bond funds, and 40% in short-term funds (approximately 10 to 15 years after the year 2010). Ultimately, the fund will merge with the Freedom Index Income Fund.

Fidelity Freedom Index 2020 Fund - Class W - An asset allocation mutual fund that seeks to provide high total returns for those planning to retire around 2020. The fund allocates assets among underlying Fidelity funds according to an asset allocation strategy that becomes increasingly conservative until it reaches approximately 15% in domestic equity funds, 5% in international equity funds, 40% in bond funds, and 40% in short-term funds (approximately 10 to 15 years after the year 2020). Ultimately, the fund will merge with the Freedom Index Income Fund.

Fidelity Freedom Index 2030 Fund - Class W - An asset allocation mutual fund that seeks to provide high total returns for those planning to retire around 2030. The fund allocates assets among underlying Fidelity funds according to an asset allocation strategy that becomes increasingly conservative until it reaches approximately 15% in domestic equity funds, 5% in international equity funds, 40% in bond funds, and 40% in short-term funds (approximately 10 to 15 years after the year 2030). Ultimately, the fund will merge with the Freedom Index Income Fund.

Fidelity Freedom Index 2040 Fund – Class W - An asset allocation mutual fund that seeks to provide high total returns for those planning to retire around 2040. The fund allocates assets among underlying Fidelity funds according to an asset allocation strategy that becomes increasingly conservative until it reaches approximately 15% in domestic equity funds, 5% in international equity funds, 40% in bond funds, and 40% in short-term funds (approximately 10 to 15 years after the year 2040). Ultimately, the fund will merge with the Freedom Index Income Fund.

Fidelity Freedom Index 2050 Fund – Class W - An asset allocation mutual fund that seeks to provide high total returns for those planning to retire around 2050. The fund allocates assets among underlying Fidelity funds according to an asset allocation strategy that becomes increasingly conservative until it reaches approximately 15% in domestic equity funds, 5% in international equity funds, 40% in bond funds, and 40% in short-term funds (approximately 10 to 15 years after the year 2050). Ultimately, the fund will merge with the Freedom Index Income Fund.

United States Steel Corporation Stock Fund - Fidelity Investments acts as custodian, purchasing and selling agent. Dividends are reinvested into additional shares. Returns depend on the performance of United States Steel Corporation Common Stock.

2. ***Accounting policies*:**

a. ***Basis of accounting*** – Financial statements are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (US GAAP).

As described in Accounting Standards Codification (ASC) Topic 962-325, Plan Accounting – Defined Contribution Pension Plans – Investments – Other, investment contracts (including wrap contracts) held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by ASC Topic 962-325, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

b. ***Use of estimates*** – The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

c. ***Investment valuation*** – The Plan's investments are stated at fair value as defined by ASC Topic 820, Fair Value Measurement (see Note 12).

d. ***Net Appreciation/Depreciation*** – The Plan presents in the accompanying Statements of Changes in Net Assets Available for Benefits the net appreciation/depreciation in the fair value of its investments which consists of the net realized gains or losses and the net unrealized appreciation or depreciation on those investments.

e. ***Investment by the Trustee*** – The Trustee shall invest any monies received with respect to any investment option in the appropriate shares, units or other investments as soon as practicable; provided, however, that the Trustee as directed by the Plan Administrator shall maintain sufficient funds in interest-bearing cash in connection with each investment option to enable the processing of transactions on a daily basis. Purchases and sales of securities are recorded on a trade-date basis.

f. ***Administrative expenses*** – The Plan is responsible for the payment of all costs and expenses incurred in administering the Plan, including the expenses of the Plan Administrator, the fees and expenses of the Trustee and other legal and administrative expenses. To cover these expenses, the Plan Administrator shall utilize the following sources in the priority listed: (1) fees received from any fund provider to reimburse the Plan Administrator for services provided by the Plan Administrator which would otherwise have been provided by the fund provider, (2) loan origination fees, (3) voluntary contributions from the Company and designated Employing Companies to cover cost of administration and (4) assessments against participants' individual accounts. There were no assessments against participants' accounts in either 2013 or 2012.

g. ***Payment of benefits*** – Benefits are recorded when paid.

h. ***Income recognition*** – Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

i. ***Recent Accounting Pronouncements*** – In December 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2011-11 (Disclosure about Offsetting Assets and Liabilities) ASU 2011-11 requires enhanced disclosures that will enable users to evaluate the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments. The amendments are effective for fiscal years beginning on or after January 1, 2013. The adoption of this amendment did not have a material impact on the Plan's financial statements.

j. ***Subsequent Events*** – The Plan has evaluated subsequent events through June 23, 2014, the date on which the financial statements are issued.

3. ***Plan amendments*** – Effective December 30, 2013, the Plan was amended to adopt a qualified non-elective contribution (QNEC) source, which is a common feature in defined contribution plans, and may be used to make corrective distributions to participants and for other purposes permitted by tax law.

Effective November 22, 2013, the Plan was amended to provide for immediate vesting of Retirement Account Contributions upon involuntary termination of employment under circumstances which qualify for benefits under the United States Steel Corporation Supplemental Unemployment Benefit Program.

Effective as of the close of business November 13, 2013, the Plan was amended to add three investment options resulting from share class changes, remove and replace six investment options, and approve the required transfer of assets resulting from such removal.

Effective August 1, 2013, the Plan was amended for clarifications resulting from the August implementation of the Oracle Human Capital Management system.

Effective July 12, 2013, the Plan was amended to reduce the waiting period for participants with two outstanding loans, and who repay one, to five days before they can obtain another loan.

Effective May 1, 2013, the Plan was amended to designate as eligible for coverage former employees of TorqueLock Corporation, including recognition of prior service with TorqueLock Corporation for eligibility and vesting in certain circumstances.

Effective April 1, 2013, the Plan was amended to reflect new entity/location names as a result of the reorganization of the Tubular business.

Effective February 6, 2013 and February 8, 2013, the Plan was amended to include certain employees of Texas and Northern Railway Company who became union-represented.

Effective January 14, 2013 and until July 31, 2013, the Plan was amended to include certain employees of U. S. Steel Tubular Products, Inc. (UST) who became USW-represented.

Effective January 1, 2013, an amended and restated Plan text was adopted as a result of legal requirements under federal income tax law and ERISA, previously adopted amendments, and minor administrative matters with de minimis cost.

Effective January 1, 2013, the Plan was amended to eliminate the one full calendar month minimum eligibility service requirement for employees hired on or after January 1, 2013 (now eligible in month following the month of hire).

4. ***Transfers to the plan*** – Net transfers to the plan total $0.5 million in 2013 and $0.6 million in 2012. For both years the transfers were primarily related to voluntary direct plan transfers from the USS 401(k) Plan for USW-Represented Employees for employees who transferred from union positions to eligible non-represented positions.

5. ***Employer-related investments*** – Purchases and sales of Company common stock in accordance with provisions of the Plan are permitted under ERISA.

6. ***Tax status*** – The IRS has determined and informed the Plan Sponsor by letter dated January 30, 2014 that the Plan, as amended and restated effective January 1, 2013, continues to qualify under §401(a) of the Internal Revenue Code of 1986, as amended, and its related trust is exempt from tax under §501(a) of the Internal Revenue Code of 1986, as amended. The Plan has been amended subsequent to the amendments taken into account by the Internal Revenue Service in conjunction with its issuance of the January 30, 2014 determination letter. The Plan Sponsor and Tax Counsel for the Plan believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore, believe that the Plan is qualified and the related trust is tax-exempt.

   US GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no active audits in progress for any tax periods. The Plan Sponsor believes it is no longer subject to examinations by the federal taxing jurisdictions for years prior to 2010.

7. ***Plan termination*** – The Plan Sponsor believes the existence of the Plan is in the best interest of its employees and, although it has no intention of discontinuing it, the Plan Sponsor has the right under the Plan to terminate the Plan in whole or in part at any time for any reason. However, in the event of Plan termination, participants would become 100% vested in their employer contributions and the net value of the assets of the Plan shall be allocated among the participants and beneficiaries of the Plan in compliance with ERISA.

8. ***Risks and uncertainties*** – Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with these investments and the level of uncertainty related to changes in the value of these investments, it is possible that changes in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

9. ***Managed Income Portfolio II – Class 3*** – The Plan invests in stable wrap contracts through a collective trust. The Fidelity Managed Income Portfolio II – Class 3 (MIP II) investment option calculates its net asset value per unit as of the close of business of the New York Stock Exchange. Investments in wrap contracts are fair valued using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio of securities. Underlying debt securities for which quotations are readily available are valued at their most recent bid prices in the principal market in which such securities are normally traded. MIP II consists of 5 wrap contracts, which calls for the application of ASC 962-325 for valuation purposes. MIP II is classified as a common collective trust and a Level 2 asset since a market price is not available for this investment in an active market.

As an investment option in the Plan, there are no restrictions on redemptions for this fund. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. There are no unfunded commitments related to this investment.

As described in Note 2a, because the wrap contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the wrap contracts. Contract value, as reported to the Plan by the wrap contract issuers, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

The Company is not aware of any events that would limit the Plan's ability to transact at contract value with the issuer. Average yields on the wrap contracts:

	2013	2012
Based on actual earnings	1.04%	0.71%
Based on interest rate credited to participants	1.39%	1.65%

10. ***Related Party Transactions*** – Certain investments of the Plan are mutual funds and common collective trusts managed by the Fidelity Investments. Therefore, these transactions qualify as party-in-interest transactions. The Trustee collects management fees by offsetting the investment return in an amount as noted by the investment's expense ratio. Therefore, the Plan is not directly billed for these fees.

One investment fund option available to participants is Company common stock. As a result, transactions related to this investment fund qualify as party-in-interest transactions (see Note 5). Dividends received for 2013 and 2012 were $0.9 million and $0.7 million, respectively. Purchases and sales for 2013 were $38.6 million and $24.0 million, respectively, and purchases and sales for 2012 were $41.3 million and $16.9 million, respectively.

The Plan also holds notes receivable totaling $14.4 million and $13.9 million in 2013 and 2012, respectively, representing participant loans that qualify as party-in-interest transactions.

11. ***Investments*** – The following presents investments that represent 5 percent or more of the Plan's net assets as of December 31, 2013 and 2012 (dollars in thousands):

	December 31,			
	2013		2012	
	$	Shares	$	Shares
Fidelity Managed Income Portfolio II - Class 3	251,041	251,041,365	266,210	266,210,208
Spartan 500 Index Fund - Institutional Class	139,712	2,133,337	112,135	2,220,933
U. S. Steel Stock Fund	138,258	4,686,656	92,866	3,893,719
Morgan Stanley Institutional Mid Cap Grow th Portfolio Class I	78,958	1,742,608	59,962	1,726,010
Fidelity Contrafund K	71,404	743,248	*	*
Spartan U.S. Bond Index Fund - Institutional Class	*	*	56,720	4,770,419
Fidelity Contrafund	*	*	52,229	673,318
* Does not represent > 5% for the year referenced				

During 2013 and 2012, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows (dollars in thousands as determined by quoted market price):

	Year Ended December 31,	
Investment Option Accounts	2013	2012
Spartan 500 Index Fund - Institutional Class	$ 32,557	$ 13,889
U. S. Steel Stock Fund	30,761	(5,373)
Morgan Stanley Institutional Mid Cap Growth Portfolio Class I	17,744	3,297
Fidelity Contrafund	14,408	6,267
Marathon Petroleum Stock Fund	12,377	14,235
Vanguard Windsor II Fund - Admiral Shares	7,444	3,513
Fidelity Diversified International Fund	7,382	5,942
Vanguard Explorer Fund - Admiral Shares	6,099	1,929
Marathon Stock Fund	4,183	1,339
Fidelity Freedom 2030 Fund	2,920	1,634
Fidelity Freedom 2020 Fund	2,380	1,685
Fidelity Freedom 2040 Fund	1,969	1,125
Fidelity Diversified International Fund K	1,789	-
Fidelity Low-Priced Stock Fund	1,596	138
Fidelity Freedom 2050 Fund	1,531	751
Fidelity Freedom 2010 Fund	917	705
Fidelity Freedom Index 2030 Fund W	768	-
Fidelity Freedom Index 2020 Fund W	578	-
Fidelity Freedom Index 2040 Fund W	546	-
Fidelity Freedom Index 2050 Fund W	452	-
Fidelity Freedom Index 2010 Fund W	184	-
Fidelity Low-Priced Stock Fund K	123	-
Fidelity Freedom Income Fund	89	365
Fidelity Freedom Index Income Fund W	7	-
Fidelity Real Estate Investment Portfolio	(152)	3,034
Vanguard Inflation-Protected Securities Fund Institutional Shares	(1,148)	228
Fidelity Contrafund K	(1,430)	-
T. Rowe Price Emerging Markets Stock Fund	(2,264)	7,172
Spartan U.S. Bond Index Fund - Institutional Class	(2,302)	489
Total Appreciation	$ 141,508	$ 62,364

12. ***Fair Value Measurement*** –ASC Topic 820 establishes a single definition of fair value, creates a three-tier hierarchy as a framework for measuring fair value based on inputs used to value the Plan's investments, and requires additional disclosure about fair value. The hierarchy of inputs is summarized below.

- Level 1 – quoted prices in active markets for identical investments
- Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.)
- Level 3 – significant unobservable inputs (including the Plan's own assumptions in determining the fair value of investments)

The Plan's assets are classified as follows:

Level 1	Level 2
Interest-bearing cash	Stable Value Common Collective Trust
Common stock	
Mutual Funds	

An instrument's level is based on the lowest level of any input that is significant to the fair value measurement. Interest-bearing cash is an investment in a short-term money market fund that is valued at $1 per share, which approximates fair value. Common stock is valued at the closing price reported on the active market on which the individual securities are traded. Mutual funds are valued at the net asset value (NAV) of shares held by the plan at year end. The Common Collective Trust is valued at net asset value based on the market value of the underlying investments as priced by an external source.

The preceding valuation methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Refer to Note 9 for a description of Level 2 assets. There were no Level 3 assets at December 31, 2013 or December 31, 2012.

The following is a summary of the Plan's assets carried at fair value:

	Investments at Fair Value at December 31, 2013 ($ in thousands)		
Asset Classes	Total	Quoted Prices (Level 1)	Other Significant Observable Inputs (Level 2)
Interest-bearing cash	$ 8,850	$ 8,850	$ -
Common stock	203,707	203,707	-
Mutual Funds:			
Life cycle funds	111,180	111,180	-
Bond index fund	42,649	42,649	-
Large value fund	38,711	38,711	-
Large blend fund	139,712	139,712	-
Large growth fund	71,404	71,404	-
Mid growth fund	78,958	78,958	-
Mid blend fund	13,247	13,247	-
Small growth fund	32,420	32,420	-
Inflation-protected fund	6,759	6,759	-
International fund	49,979	49,979	-
Emerging markets fund	36,089	36,089	
Specialty fund	22,323	22,323	-
Total Mutual Funds	643,431	643,431	-
Stable Value Common Collective Trust	254,626	-	254,626
Investments at fair value	$ 1,110,614	$ 855,988	$ 254,626

	Investments at Fair Value at December 31, 2012 ($ in thousands)		
Asset Classes	Total	Quoted Prices (Level 1)	Other Significant Observable Inputs (Level 2)
Interest-bearing cash	$ 6,383	$ 6,383	$ -
Common stock	149,841	149,841	-
Mutual Funds:			
Life cycle funds	81,879	81,879	-
Bond index fund	56,720	56,720	-
Large value fund	29,304	29,304	-
Large blend fund	112,135	112,135	-
Large growth fund	52,229	52,229	-
Mid growth fund	59,962	59,962	-
Mid blend fund	4,334	4,334	-
Small growth fund	19,444	19,444	-
Inflation-protected fund	13,892	13,892	-
International fund	40,162	40,162	-
Emerging markets fund	42,738	42,738	
Specialty fund	23,838	23,838	-
Total Mutual Funds	536,637	536,637	-
Stable Value Common Collective Trust	266,210	-	266,210
Investments at fair value	$ 959,071	$ 692,861	$ 266,210

13. ***Prohibited Transaction*** – During 2013, there were no prohibited transactions.

During 2012, the Plan Administrator failed to remit to the Plan's Trustee a certain employee contribution and loan repayment totaling $1,428. The Plan Sponsor made a contribution to the affected participant's Plan account to compensate the participant for potential lost income due to the delay.

UNITED STATES STEEL CORPORATION SAVINGS FUND PLAN FOR SALARIED EMPLOYEES
EIN 25-1897152/ PN 003

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	U. S. Steel Stock Fund - Common Stock	Employer-related security	138,256,341
*	U. S. Steel Stock Fund - Stock Purchase Account	Employer-related security	1,161
	Marathon Stock Fund - Common Stock	Corporate stock - common	28,653,524
	Marathon Stock Fund - Stock Purchase Account	Corporate stock - common	1,534
	Marathon Petroleum Stock Fund - Common Stock	Corporate stock - common	36,792,229
	Marathon Petroleum Stock Fund - Stock Purchase Account	Corporate stock - common	2,070
*	Fidelity Diversified International Fund K	Mutual fund	49,979,476
*	Fidelity Freedom Index Income Fund W	Mutual fund	8,311,285
*	Fidelity Freedom Index 2010 Fund W	Mutual fund	11,878,352
*	Fidelity Freedom Index 2020 Fund W	Mutual fund	30,406,686
*	Fidelity Freedom Index 2030 Fund W	Mutual fund	27,398,483
*	Fidelity Freedom Index 2040 Fund W	Mutual fund	18,158,528
*	Fidelity Freedom Index 2050 Fund W	Mutual fund	15,026,200
*	Fidelity Real Estate Investment Portfolio	Mutual fund	22,323,299
*	Fidelity ContraFund Fund K	Mutual fund	71,403,846
*	Fidelity Low Priced Stock Fund K	Mutual fund	13,247,392
*	Spartan U.S. Bond Index Fund - Institutional Class	Mutual fund	42,648,708
*	Spartan 500 Index Fund - Institutional Class	Mutual fund	139,712,225
	Morgan Stanley Institutional Mid Cap Growth Portfolio Class I	Mutual fund	78,957,557
	T. Rowe Price Emerging Markets Stock Fund	Mutual fund	36,089,422
	Vanguard Inflation-Protected Securities Fund Institutional Shares	Mutual fund	6,758,575
	Vanguard Windsor II Fund - Admiral Shares	Mutual fund	38,711,174
	Vanguard Explorer Fund - Admiral Shares	Mutual fund	32,420,011
*	Fidelity Managed Income Portfolio II - Class 3	Common/Collective Trust	251,041,365
	Federated U. S. Treasury Cash Reserves - Institutional Shares	Interest-bearing cash	8,849,868
*	Notes Receivable from Participants	Maturity dates of 0 - 5 years with interest rates ranging from 4.25% to 6.00%, Maturity Value $15,990,547	14,388,350
	Total Investments at 12/31/13		1,121,417,659

* Party-in-interest for which a statutory exemption exists.

All investments are participant directed.

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the USS Savings Fund Plan For Salaried Employees has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania, on June 23, 2014.

UNITED STATES STEEL AND CARNEGIE PENSION FUND, AS PLAN ADMINISTRATOR

By: Colleen M Darragh

Colleen M. Darragh,
Comptroller & Assistant Secretary

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-151440) of United States Steel Corporation of our report dated June 23, 2014 relating to the financial statements of United States Steel Corporation Savings Fund Plan for Salaried Employees, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
June 23, 2014